January 9, 2026

Via EDGAR Submission

Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F. Street, N.E.

Washington, D.C. 20549

Attn:	Megan Masterson
Kathleen Collins

Re:	Viant Technology Inc.
Form 10-K for Fiscal Year Ended December 31, 2024
File No. 001-40015

To the addressees set forth above:

This letter sets forth the response of Viant Technology Inc. (the “Company,” “Viant”, “we,” “our” and “us”) to the comments provided by the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated December 8, 2025 (the “Comment Letter”) with respect to the Company’s Form 10-K for the fiscal year ended December 31, 2024 filed with the Commission on March 3, 2025 (“Form 10-K”).

For your convenience, we have reproduced the comments of the Staff exactly as provided in the Comment Letter in bold and italics below, followed by the Company’s response.

Form 10-K for the Fiscal Year Ended December 31, 2024

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 46

1.

We note you no longer include active customer count given your strategic shift to focus on higher value customers that have the ability to scale. We also note you quantify and discuss the percentage increase in the number of spend customers generating over $1 million in contribution ex-TAC and the contribution ex-TAC across your top 100 customers (“customer metrics”) in your earnings calls. Please tell us whether these are key performance measures used in managing your business and if so, revise to include a quantified discussion of these metrics for each period presented in your periodic filings. Refer to SEC Release No. 33-10751.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the percentage increase in the number of spend customers generating over $1 million in contribution ex-TAC and the contribution ex-TAC across the Company’s top 100 customers are not key performance measures used by management to manage the business within the meaning of Item 303 of Regulation S-K and Commission Release No. 33-10751.

The Company’s key performance measures are disclosed in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Operating and Financial Performance Measures” sections of its periodic reports. These measures are used by management to manage the business, evaluate performance, and make strategic decisions to allocate resources.

While the Company has referenced the above customer metrics to provide additional context to investors, management does not use these metrics as key measures for budgeting, forecasting, resource allocation, or compensation decisions. These metrics are not indicators of operating performance or trends, are not relied upon by management to manage the business, are not necessary for an understanding or evaluation of the Company, and do not replace revenue or contribution ex-TAC, which are the customer performance measures used by management to manage the business. Accordingly, these customer metrics are not considered key performance measures as described in Commission Release No. 33-10751.

To promote consistency and avoid potential investor confusion, the Company intends to refrain from discussing such metrics in future earnings communications. If, in the future, management were to begin using these or other customer metrics to manage the business or if such metrics were to become material to an understanding of operating performance, the Company would include appropriate quantified disclosure consistent with Item 303 of Regulation S-K and Commission Release No. 33-10751.

2.

We note your reference to the rapid expansion of new customers in your Q4 2024 earnings call. In addition, in your Q3 2025 earnings call, you state that growth was driven by new customer wins. Please revise to disclose the impact on your revenue growth from new versus existing customers. We refer also you to response to comment 3 in your January 24, 2022 letter.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that quantifying revenue growth attributable to new versus existing customers would not provide meaningful information to investors, and attempting to do so could be potentially confusing.

As disclosed in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Factors Affecting Our Performance” in the Company’s Form 10-K for the year ended December 31, 2023, as the business has scaled, management’s focus has shifted to customers with the ability to expand their spend on the Company’s platform, regardless of whether such customers are newly added or long-standing. These higher-value, scalable customers include both newly onboarded advertisers as well as existing advertisers that have increased spend. Accordingly, management no longer views the distinction between “new” and “existing” customers by itself as meaningful to evaluating the Company’s operating performance, strategic execution, or future growth prospects.

Furthermore, while the Company has made qualitative references to new customers on some of our earnings calls when relevant, management has considered whether revenue growth attributable to new versus existing customers can be reliably quantified and concluded that quantification presents definitional, timing, and comparability challenges that would limit its usefulness. Ambiguities may arise in numerous scenarios we regularly encounter with our customer base, including situations where an advertiser continues purchasing after its agency relationship terminates, when a dormant customer reactivates, when customers combine through mergers or acquisitions, or when a customer begins meaningful spend following an extended onboarding process. Additionally, advertising spend is often campaign-driven, which can create significant timing distortions across reporting periods. Accordingly, we believe this distinction or other alternative measures of customer retention would not provide decision-useful information to investors and would not be comparable across periods or within the industry.

The Company believes its current MD&A disclosures in the Form 10-K provide investors with appropriate insight into the drivers of revenue growth through quantitative discussion of performance by customer industry vertical, consistent with Item 303 of Regulation S-K. In future periodic reports, where applicable, the the Company intends to provide qualitative discussion if growth from new customer onboarding or expansion of existing customer relationships is a material driver of revenue growth.

3.

We note you refer to the impact of material changes in digital channel ad spend in your earnings calls, particularly as it relates to CTV. Please tell us your consideration to include quantified discussion of any material changes in digital ad spend and the impact on your results of operations discussion. Refer to Item 303(a) of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that, in preparing its periodic disclosures, management considers and discloses matters that have had, or are reasonably likely to have, a material impact on the Company’s results of operations, consistent with Item 303(a) of Regulation S-K.

Management has considered whether to provide quantified disclosure of changes in digital advertising spend by channel, including CTV, and concluded that such quantified disclosure would not provide meaningful insight into the Company’s operating performance. The allocation of advertising spend among digital channels reflects customer-directed purchasing decisions, rather than management strategies or operating actions, and changes in channel mix do not, by themselves, reflect underlying advertiser demand, pricing dynamics, or overall operating performance.

In addition, changes in digital advertising spend by channel, including CTV, do not influence management’s strategic or operating decisions, as management does not seek to direct customers toward specific channels. As a result, quantified channel-level disclosure would not meaningfully enhance an investor’s understanding of the Company’s results of operations in periods where overall advertiser demand or customer demand in a specific industry vertical are the primary performance drivers.

The Company recognizes that shifts in channel allocation, including growth in CTV, may reflect broader industry trends. Accordingly, the Company addresses these developments through qualitative disclosures regarding the digital advertising market in “Item 1—Business” of the Company’s Form 10-K.

The Company will continue to evaluate its disclosures in future filings and will modify them as appropriate if management determines that quantified information regarding the allocation of digital channels becomes material to the Company’s results of operations.

Item 9A. Controls and Procedures

Management’s Report on Internal Control Over Financial Reporting, page 105

4.	Please amend your Form 10-K to disclose management’s assessment regarding the effectiveness of your internal controls over financial reporting as of December 31, 2024.

See Item 308(a)(3)(c) of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and notes that this disclosure was inadvertently omitted from its Form 10-K due to a typographical error. On December 10, 2025, the Company filed Amendment No. 1 to Annual Report on Form 10-K/A to disclose management’s assessment regarding the effectiveness of its internal control over financial reporting as of December 31, 2024.

If you have any questions or further comments about this response, please contact me by email at thook@viantinc.com.

Sincerely,

Viant Technology Inc.

By:	/s/ Tim Vanderhook
Name:	Tim Vanderhook
Title:	Chief Executive Officer

cc: (via email)

Ritesh Patel (Viant Technology Inc.)

Jenna Cooper (Latham & Watkins LLP)

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